1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 12, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/07/31:	NCC reduces its fine to NTD1,200,000 on the matter of violation of Regulations for Administration of Mobile Broadband Businesses in 2018
99.02	Announcement on 2019/08/12:	Chunghwa Telecom announces its operating results for July 2019

99.03	Announcement on 2019/08/12 :	July 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Aug. 12, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

NCC reduces its fine to NTD1,200,000 on the matter of violation of Regulations for Administration of Mobile Broadband Businesses in 2018

Date of events: 2019/07/31

Contents:

1.Date of occurrence of the event:2019/07/31

2.Cause of occurrence: Taipei High Administrative Court revoked the fine of NTD 2,000,000 made by National Communications Commission (NCC) on the matter of violation of the Article 73 of Regulations for Administration of Mobile Broadband Businesses, and NCC reduced its fine to NTD 1,200,000 afterwards.

3.Course and progression of handling of the matter: We will consider to accept the fine or appeal to revoke after the receipt of the decision notice.

4.Anticipated possible loss: N/A

5.Amount of insurance indemnification that might be obtained: N/A

6.Status of remediation and future countermeasures: We will properly estimate the loading of stores and manpower in need to take proper measures before any major promotion activity.

7.Any other matters that need to be specified: N/A

EXHIBIT 99.02

Chunghwa Telecom announces its operating results for July 2019

Date of events: 2019/08/12

Contents:

1.Date of occurrence of the event:2019/08/12

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or "subsidiaries"):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for July 2019 was NT$ 16.70 billion. Compared to the same period last year, fixed-line voice revenue and mobile service revenue decreased mainly due to the continued market competition and VoIP substitution, while ICT project revenue decreased as well, which offset the increase of mobile handset sales revenue, Internet VAS revenue and MOD revenue. Operating costs and expenses were NT$ 13.38 billion. Operating income was NT$ 3.32 billion. Income before tax was NT$ 3.48 billion. Net income attributable to stockholders of the parent company was NT$ 2.72 billion. EPS was NT$0.35.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom

August 12, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
July	Net sales	16,695,959	17,138,830	(-)442,871	(-)2.58%
Jan-July	Net sales	118,135,295	124,429,548	(-)6,294,253	(-)5.06%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,783,802

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	100,244
	Fair Value	-990
	The amount of unrealized gain(loss) recognized this year	-93

Settled Position	Total amount of contract	525,312
	The amount of realized gain(loss) recognized this year	-3,670

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	10,410
	Fair Value	-22
	The amount of unrealized gain(loss) recognized this year	-1,092

Settled Position	Total amount of contract	540,288
	The amount of realized gain(loss) recognized this year	-1,772

b Trading purpose : None